EXHIBIT 23.1


INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in this Registration Statement of The Charles Schwab Corporation on Form S-8 of our reports dated February 22, 2001 and May 25, 2001, appearing in and incorporated by reference in the Annual Report on Form 10-K of The Charles Schwab Corporation for the year ended December 31, 2000 and in the Annual Report on Form 11-K of the SchwabPlan Retirement Savings and Investment Plan for the year ended December 31, 2000, respectively. Our report on the consolidated financial statements of The Charles Schwab Corporation expresses an unqualified opinion and includes an explanatory paragraph related to an accounting change to conform with Statement of Position 98-1.



/s/Deloitte & Touche LLP

San Francisco, California
October 10, 2001